

Formation



al Corporation
est Hastings Street
anada V6C 2W2
x: 604.682-6205
ormcap.com

Continued Successful Uranium Exploration Results from Virgin River Project

Vancouver, B.C., January 6, 2006 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce results reported to the Company by project operator, Cameco Corporation, from the summer 2005 follow-up diamond drilling program at the Centennial Zone of the Virgin River Uranium Project located within the south-central portion of the Athabasca Basin in northern Saskatchewan. The project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by Areva subsidiary Cogema Resources Inc. Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried on the project through to $10 million worth of exploration and development. Approximately $1.94 million was spent on the 2005 program with approximately $6.44 million having been spent on the project to date.

The summer 2005 exploration program focused on follow-up diamond drilling, designed to further explore the area of previously reported mineralized DDH VR-18. As indicated in the Company's February 7, 2005 press release, encouraging results were obtained in DDH VR-18, completed during the summer 2004 exploration program. This drill hole tested a prominent electromagnetic anomaly in the footwall of the Dufferin Lake fault and encountered three separate zones of uranium mineralization. The most significant of these intersections is a zone of high-grade mineralization which occurs in close proximity to the Athabasca Group-Virgin River Domain unconformity at 791.1 m. This lowermost intersection assayed 5.83% U_3O_8 over 6.4 m from 789.1 to 795.5 m with 13.86% U_3O_8 over 2.5 m from 792.0 to 794.5 m.

After the winter 2005 program was postponed due to poor ice conditions limiting access to the property, the summer 2005 drill program commenced on June 12, 2005. The program consisted of three pilot drill holes (DDH's VR-19, VR-20 and VR-21) and three wedge holes (DDH's VR-18W1, VR-18W2 and VR-21W1). A total of 3,674.9 m of drilling was carried during the summer 2005 drilling campaign (Table 1).

Table 1: Diamond Drilling Program Data – Summer 2005 Program

Hole	Grid Coordinates Easting Northing		Dip (degrees)	Collar Elev (m ASL)	Start Depth (m)	EOH Depth (m)	O/B Depth (m)	U/C Depth (m)	U/C Elev (m ASL)	Results
VR-18W1	184+85 E	L8+00 N	-88.6E	542.0	498.5	855.0	N/A	789.5	-247.5	0.30% U3O8 over 1.5 m from 776.0-777.5 m
VR-18W2	184+85 E	L8+00 N	-87.0E	542.0	462.9	892.8	N/A	792.05	-249.4	8.39%U3O8 over 3.9 m from 791.5-795.4 m = 32.75 GT
VR-19	184+85 E	L7+50 N	-90	543.0	0.0	871.0	9.6	791.95	-248.8	3.64%U3O8 over 3.7 m from 791.9-795.6 m = 13.44 GT
VR-20	184+65 E	L7+00 N	-87.5	544.0	0.0	810.5	9.9	805.3	-260.6	0.103% U3O8 over 0.3 m from 802.2-802.5 m
VR-21	184+65 E	L8+50 N	-87.0 E	543.0	0.0	878.0	10.3	802.75	-257.6	0.74%U3O8 over 4.6 m from 797.8-802.4 m = 3.44 GT
VR-21W1	184+65 E	L8+50 N	-87.6 E	543.0	543.7	872.7	N/A	798.6	-249.4	2.93% U3O8 over 5.8 m from 798.6-804.4 m=17.0 GT
			TOTAL CORING	3,674.9 m	TOTAL DEPTH	5,180.0 m				

...(cont.)

The summer program resulted in the intersection of significant uranium mineralization in four of six drill holes completed. A complete summary of significant uranium intersections are included in Table 2. All uranium assays were carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Dan Jiricka, P.Geo., P.Eng, Senior Geologist for Cameco Corporation is the Qualified Person working directly on the project.

Including the discovery hole, this area of uranium mineralization now consists of five mineralized drill holes (DDH's VR-18, VR-18W2, VR-19, VR-21 and VR-21W1), and has been named the "Centennial Zone" in honour of the Province of Saskatchewan's 100th Anniversary.

The diamond drilling program tested four sections along the Centennial Zone. These drill sections included L8+50N (DDH's VR-21 and VR-21W1), L8+00N (DDH's VR-18, VR-18W1 and VR-18W2), L7+50N (DDH VR-19) and L7+00N (DDH VR-20).

Although appreciable intersections of low grade Athabasca Group sandstone-hosted uranium mineralization were encountered in every hole drilled, the most significant uranium intercepts were all obtained either beneath or slightly above the Athabasca Group-Virgin River Domain unconformity (Table 2). These higher grade uranium intersections in the Centennial Zone trend subparallel (NNE) to the presumed strike of basement lithologies, display a minimum apparent strike length of 100 m (L7+50N – L8+50N) and are open along strike to the north and south. Weakly mineralized DDH VR-20, which due to significant drill hole deviation, is interpreted to have intersected the unconformity too far to the west and did not effectively test the southward potential of the zone.

The Centennial Zone also displays a minimum across strike width of 12 m on L8+00N and 15 m on L8+50N. The zone contains significant uranium contents (up to 8.39% U_3O_8) over appreciable widths (up to 6.4 m) yielding grade-thickness products (GT) of up to 37.02. A maximum grade of up to 25.6% U_3O_8 over 0.5 m was obtained as portion of the intersection in DDH VR-18W2; thereby clearly demonstrating potential for high grade uranium mineralization. Significantly, no graphitic basement lithologies have been intersected in the Virgin River Domain "basement" to the Centennial Zone and the cause of a C Moving Loop conductor remains unknown. The location of the C conductor (at the unconformity) represents a very high priority target for future exploration.

Excellent uranium exploration potential is indicated in this area. The uranium intersections obtained in the "Centennial Zone" are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration. A $2.0 million (CAD) diamond drill program with supporting borehole and ground TEM surveying is planned to follow up on these encouraging results in 2006.

Table 2: Diamond Drilling Program Data – Significant Uranium Intersection Summary

	Grade Calculation Method	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	G' (m*
DDH VR-18	Equivalent U_3O_8 Gamma - HF Probe	789.1	795.7	6.6	22.22	4.71	31.
2004	Geochemical - assay U_3O_8 (ICP)	789.1	795.5	6.4	17.80	5.58	35.
	Geochemical - assay U_3O_8 (DNC)	789.1	795.5	6.4	18.20	5.99	38.
	Average Geochemical Assay (U3O8)	**789.1**	**795.5**	**6.4**	**18.00**	**5.79**	**37**

	Grade Calculation Method	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	G' (m*
DDH VR-18W2	Equivalent U_3O_8 Gamma - HF Probe	791.7	795.4	3.7	28.99	9.35	34
2005	Geochemical - assay U_3O_8 (ICP)	791.5	795.4	3.9	24.80	8.15	31
	Geochemical - assay U_3O_8 (DNC)	791.5	795.4	3.9	26.40	8.64	33
	Average Geochemical Assay (U3O8)	**791.5**	**795.4**	**3.9**	**25.60**	**8.39**	**32**

...(cor

	Grade Calculation Method	From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m*%)
DDH VR-19	Equivalent U_3O_8 Gamma - HF Probe	791.9	795.6	3.7	8.40	3.15	11.66
2005	Geochemical - assay U_3O_8 (ICP)	791.9	795.6	3.7	10.40	3.55	13.13
	Geochemical - assay U_3O_8 (DNC)	791.9	795.6	3.7	10.90	3.72	13.75
	Average Geochemical Assay (U3O8)	**791.9**	**795.6**	**3.7**	**10.65**	**3.64**	**13.44**
DDH VR-21	Equivalent U_3O_8 Gamma - HF Probe	797.5	802.2	4.7	2.59	0.92	4.32
2005	Geochemical - assay U_3O_8 (ICP)	797.8	802.4	4.6	1.96	0.73	3.38
	Geochemical - assay U_3O_8 (DNC)	797.8	802.4	4.6	1.98	0.76	3.49
	Average Geochemical Assay (U3O8)	**797.8**	**802.4**	**4.6**	**1.97**	**0.74**	**3.44**
DDH VR-21W1	Equivalent U_3O_8 Gamma - HF Probe	798.6	804.6	6.0	16.37	2.33	13.98
2005	Geochemical - assay U_3O_8 (ICP)	798.6	804.4	5.8	21.60	2.85	16.54
	Geochemical - assay U_3O_8 (DNC)	798.6	804.4	5.8	23.30	3.01	17.45
	Average Geochemical Assay (U3O8)	**798.6**	**804.4**	**5.8**	**22.45**	**2.93**	**17.00**

A location map of the project and drill hole location plan map is available on the Company's website at www.formcap.com. Formation Capital Corporation is very pleased with the results of this program and looks forward to announcing further results of the upcoming 2006 program as they become available.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com